

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 12, 2007

Kimberly A. Springsteen
Chief Executive Officer
Commonwealth Capital Securities Corp.
400 Cleveland Street, 7th floor
Clearwater, FL 33755

> **Re: Commonwealth Income & Growth Fund VI**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed January 30, 2007**
> **File No. 333-131736**

Dear Ms. Springsteen:

    We have reviewed your filing and have the following comment.

<u>General</u>

1. We note you added disclosure throughout the prospectus that two of the general partner's prior public funds have gone full cycle to liquidity. It appears from your disclosure on page 42 that investors lost 28% on their initial investments in Fund I and 16% in Fund II. If true, please revise your risk factor and other related disclosure throughout the prospectus and the sales materials to reflect that investors incurred these losses and did not receive a return of their initial capital investments on either Fund I or Fund II. Also, please clarify the losses investors incurred on their initial investments on Fund I and Fund II on page 43.

    You may contact Jeffrey Gordon at (202) 551-3866 or in his absence, Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or in her absence, me at (202) 551-3760 with any other questions.

    Sincerely,

    Pamela A. Long
    Assistant Director

cc: Michael B. Pollack, Esq.
          Reed Smith LLP
          2500 One Liberty Plaza
          Philadelphia, PA 19103